15049819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 03 2015
Washington DC
194

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8-67773 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**140 BROADWAY, 26TH FLOOR**
(No. and Street)

| **NEW YORK** | **NY** | **10005** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

**GEORGE MADRIGAL** **925-594-5001**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Moss Adams LLP**
(Name – *if individual, state last, first, middle name*)

| **101 Second Street** | **San Francisco** | **California** | **94105** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

KW 3/14

## OATH OR AFFIRMATION

I, **GEORGE MADRIGAL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC**, as of and for the year ending **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

State of California Contra Costa County
Subscribed and sworn to (or affirmed) before me on this 27 day of February 2015, by George Madrigal, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary ________ (Seal)
Notary Public

PATRICIA A. RIVERA
COMM # 1971993
NOTARY PUBLIC CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Exp. Apr. 10, 2016

________
Signature

PRESIDENT AND CEO
Title

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
__ (c) Statement of Income (Loss).
__ (d) Statement of Changes in Financial Condition
__ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
__ (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ........ 1

FINANCIAL STATEMENTS

Statement of financial condition ........ 3

Notes to financial statement ........ 4-7

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Penserra Securities LLC

We have audited the accompanying financial statement of Penserra Securities LLC (the "Company") which comprises the statement of financial condition as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 27, 2015

## FINANCIAL STATEMENTS

**PENSERRA SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2014**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,266,541 |
| Accounts Receivable | | 15,000 |
| Marketable securities, at fair value | | 71,715 |
| Receivables from broker-dealers and clearing agents | | 123,687 |
| Receivables from affiliates and employees | | 257,643 |
| Brokerage account deposit | | 250,000 |
| Furniture and equipment, net of accumulated depreciation | | 123,662 |
| Software license | | 2,000,000 |
| Other assets | | 153,561 |
| Total assets | $ | 6,261,809 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 495,581.0 |
| Due to broker-dealers | | 28,218 |
| Payable to clients | | 257,248 |
| Line of credit | | 50,000 |
| Other liabilities | | 49,779 |
| Total liabilities | | 880,826 |
| Members' equity | | 5,380,983 |
| Total liabilities and members' equity | $ | 6,261,809 |

*See accompanying notes.*

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (formerly known as MMR Securities LLC) ("the Firm") was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The team at Penserra has a combination of buy-side and sell-side experience in trading, research, technology, portfolio management, and ETFs. The Firm uses that experience to provide high-touch single stock domestic trading, global equity program trading, fixed income trading, transition management, ETF specialized services, and research. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 140 Broadway in New York City with additional locations in Orinda, California; Chicago, Illinois; and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

**Subsequent events** - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2014 the date these financial statements were available to be issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value marketable securities, depreciation and amortization, and evaluation of impairment of long-lived assets. Actual results could differ from those estimates.

**Cash and cash equivalents** – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

**Credit risk** - Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents, broker-dealers and clearing agent receivables, brokerage deposits, related party receivables, and trade accounts receivable. The Company places the majority of its cash deposits in noninterest-bearing accounts with financial institutions that have no less than $10 billion in assets. Such deposits are insured up to $250 thousand. The remainder of the Firm's cash is temporarily invested in U.S. Treasury denominated instruments. The concentration of such deposits and temporary cash investments is not deemed to create a significant risk to the Company. Receivables from broker-dealers and clearing agents are unsecured and settled on a regular basis. Such entities are subject to SEC and other regulatory requirements and inspections. The Firm considers credit risk on such accounts to be insignificant. The brokerage account is with a major broker-dealer for which management consider credit risk to be minimal. Related party receivables are unsecured and managed through agreements with employees and affiliates in a manner deemed by management to minimize credit risk. Losses to the Company resulting from credit risk have been minimal.

**Furniture and equipment** – Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets.

**Software Intangible** – Software license on the statement of financial condition is considered by the Firm to be an intangible asset associated with the Firm's development of its research services. It will be amortized in a meaningful manner that allocates the cost of the asset over its estimated useful life. The Firm estimates that the related amortization expense will begin in 2015. The Firm assesses the possible impairment to intangible assets on an annual basis on December 31st. Intangible assets are also tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Management conducted an evaluation of long-lived assets and determined that no impairment indicators were present.

**Taxes** – As a limited liability corporation, net income of the Firm is allocated to the members for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability Firm taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax, which are included in the general and administrative expenses in the statement of income.

The Firm applies guidance provided in topic 740 Income Taxes of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2014, financial statements, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable. The firm files income tax returns in the U.S. federal jurisdiction and various state jurisdictions and is generally subject to examination by U.S. federal (or state and local) income tax authorities for three years from the filing of the tax return.

**Equity commission and riskless principal income** – The Firm earns commissions for transacting equity, annuities, and other products for clients. Such fees are recognized when earned, which is on a trade-date basis for agency securities transactions.

**Proprietary trading income** – All profit and loss arising from all securities transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

**Fair value – definition and hierarchy** – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

*Level 2* – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

**Valuation techniques and inputs** – *Marketable Securities* - To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements.

**Defined Contribution Plan** - The Firm has a Defined Contribution Plan covering substantially all of its employees. Employees who elect to participate are subject to limitations imposed by federal tax law.

**NOTE 3 – FAIR VALUE MEASUREMENT**

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2014, the Firm held two positions in government securities with a fair value of $71,715, which management categorized as level 1 in the fair value hierarchy. The associated unrealized loss on the positions held by the Firm as of December 31, 2014 was $2,192.

**NOTE 4 – RECEIVABLES**

The receivable from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2014 and received in January 2015.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

In certain instances, the Firm will purchase bonds that it will hold for a short duration of time. The Firm has the risk of gain or loss during this period. The position is ultimately placed with a customer.

The receivables from affiliates and employees represent unsecured receivables related to allocated expenses incurred that will be reimbursed within 12 months. The affiliates are the related business entities Penserra Capital Management LLC and Penserra Transition Management LLC, who have certain common ownership with the Firm.

**NOTE 5 – COMMITMENTS**

The Firm is obligated under operating leases for office space and certain equipment at December 31, 2014. Minimum annual lease payments under such leases are due in the following years ending December 31:

| Year Ending December 31, 2014 | | |
|---|---|---|
| 2015 | $ | 361,594 |
| 2016 | | 164,316 |
| 2017 | | 169,242 |
| 2018 | | 174,318 |
| 2019 | | 88,446 |
| Total future lease commitments | $ | 957,916 |

**NOTE 6 – CLEARING ORGANIZATION**

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm.

The Firm's clearing organization requires the Firm to maintain a cash deposit of $250,000 with the organization. The amount is classified as brokerage account deposit on the balance sheet as of December 31, 2014.

**NOTE 7 – REGULATORY REQUIREMENTS**

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2014, was $2,842,267, which exceeded minimum net capital requirements by $2,742,267. The ratio of aggregate indebtedness to net capital was approximately .31 to 1.

In management's opinion, the Firm is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2014, because it does not hold customer funds or securities.

**NOTE 8 – REVOLVING LINE OF CREDIT**

The Firm has a Revolving Line of Credit with First Republic Bank for a principal amount of $400,000 with an interest rate charge equal to the Prime Rate plus 1%. The Line of Credit is used for general business purposes and is secured through a guarantee by a Member. The balance owed as of December 31, 2014, is $50,000.

**NOTE 9 – MEMBERS' EQUITY**

The Members' ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). A revised Operating Agreement became effective June 30, 2014. Under the revised Operating Agreement there are currently three forms of equity ownership, Class A Units and Preferred Payment Series A Units, and Preferred Payment Series B Units. Class A Unit holders mean all rights of a Member in the Firm. As of December 31, 2014, there are 10,000 Class A Units outstanding with each 100 units representing 1% of equity ownership with full voting rights. Under the Operating Agreement distributions shall be made first to Preferred Payment Unit holders. Preferred Payment Unit holders shall receive monthly payments on the balance reflected in the Preferred Payment Unit holder's account. Preferred Series A Unit holders receive a rate equal to an annual yield of 12%. As of December 31, 2014, there is $1,050,000 par value of Preferred Series A Units outstanding with no voting rights. Preferred Series B Unit holders receive an annual yield equal to the greater of 5% or the U.S. 10 Year Treasury Note rate plus 300 basis points (as measured at the end of each calendar quarter). As of December 31, 2014, there is $1,000,000 par value of Preferred Series B Units outstanding with no voting rights. The full description of respective rights, preferences, and privileges of the Firm's ownership are defined in the Firm's Operating Agreement and the Purchase Agreements.

On October 31, 2014, Preferred Series A Units totaling $450,000 were redeemed. On December 31, 2014, Preferred Series B units totaling $1,000,000 were purchased. Preferred members have no voting rights on any matters pertaining to the Firm.

In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Members based upon their ownership percentages. In addition, distributions to the Members are based on the availability of net cash flows.